Exhibit 3

RESULTS 4Q17February 8 , 2018

||Forward looking informationThis presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s (“CLH”) current expectations and projections about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CLH operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s products. UNLESS OTHERWISE NOTED, ALL CONSOLIDATED FIGURES ARE PRESENTED IN DOLLARS AND ARE BASED ON THE FINANCIAL STATEMENTS OF EACH COUNTRY PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS. Copyright CEMEX Latam Holdings, S.A. and its subsidiaries. 2

||Financial Results SummaryNet Sales Operating EBITDA Margin EBITDA (US$M) (US$M) (%) -6%1,3151,243 -5%-27% -7.2pp303 289-15% 2% -2.8pp424 32 .84 . 7% 9% 310 72 . 0% 27 24 .252016 2017 4Q16 4Q17 2016 2017 4Q16 4Q17 2016 2017 4Q16 4Q173

||Consolidated Volumes and Prices2017vs. 4Q17 vs. 4Q17 vs. Our consolidated volumes 2016 4Q16 3Q17 for cement and ready-mix Domestic Volume 0% -2% -5% declined by 2% in 4Q17, while our aggregates volumes grew by gray Price (USD) -8% -4% 0%2%, on a year-over-year basis cement Price (LtL1) -8% -4% 1%Our cement and ready-mix Volume -6% -2% -1% prices declined by 4% Ready-mix Price (USD) 0% -3% -5% in 4Q17, in local currency terms1, from concrete 4Q16 levels, mainly as a result of intense Price (LtL1) -1% -4% -4% competitive dynamics in Colombia Volume -4% 2% 3% Our cement prices increased Aggregates Price (USD) -4% -7% -8% sequentially for the first time Price (LtL1) -5% -7% -7% since 3Q16, in local currency terms1(1) Like-to-like prices adjusted for foreign-exchange fluctuations 4

||EBITDA Variation 2017-27%424 -17-9915 -6 -7 1 310EBITDA Vol Price O. Costs Dist SG&A Fx EBITDA 2016 201732.2% 25.0%- 7.2ppEBITDA EBITDA Margin Margin 2016 2017 5

REGIONAL HIGHLIGHTS Results 4Q17

Results Highlights Colombia

||Colombia –Results Highlights2017 2016 % var 4Q17 4Q16 % var National cement dispatches Net Sales 566 665 -15% 134 153 -13% remain subdued. Financial We estimate that national cement Summary Op. EBITDA 113 214 -47% 30 38 -20% demand decreased by 2.9% and 2.7%, US$ Millionas % net in 4Q17 and 2017, respectively, on a sales 19.9% 32.1% (12.2pp) 22.5% 24.6% (2.1pp)year-over-year basis2017 vs. 2016 4Q17 vs. 4Q16 4Q17 vs. 3Q17 Our cement prices in local-Cement -6% -8% -5% currency terms as of Volume Ready mix -13% -8% -1% December were ~3.5% Aggregates -17% -12% 4% higher that they were in JuneThe deterioration in EBITDA 2017 vs. 2016 4Q17 vs. 4Q16 4Q17 vs. 3Q17 margin during 4Q17 vs. 4Q16 Cement -19% -12% 2%relates mainly to: Price (Local Currency) Ready mix -2% -4% -1%—Lower cement prices- Lower demand for our products Aggregates 4% 4% -4%- Higher distribution and fuel costs 8

||Colombia –2018 sector expectations Flat national cement consumption scenario considers:—Unfavorable comparison base in social—13% decrease in investment budget of the interest housing Central Government for transport infrastructure —Political uncertainty and low levels of—Constraints in public spending in election consumer confidence/household consumption year as a result of “ley de garantías” Potential variables that could boost national cement consumption: + Better conditions for middle-income residential, + Recovery in consumer and investor resulting from subsidies and lower interest rates confidence + Improving economic conditions fueled by + Higher execution of 4Gs, and insfrastructure higher oil prices projects in Bogotá 9

|| Colombia – Potential demand for our products in Bogota

CEMEX | LatAm Holdings

01 **BOGOTA METRO**

Most ambitious infrastructure project in the recent history of Colombia. Estimated investment of ~US$4 B, construction expected to start in 2H19

02 **ROAD ENHANCEMENTS AND URBAN RENOVATION**

Construction and improvement of roads, such as: *ALO, Cra. 7a, Alsacia-Tintal* and *Ciudad de Cali.* In addition there are 16 plans for urban renovation, including, *CAN* and *Lagos de Torca*

03 **PUBLIC SPACES AND PUBLIC SERVICES**

Construction of 5 new hospitals, works for water supply and sanitation, new penitentiary buildings

04 **EDUCATION INFRASTRUCTURE**

Construction of 6 new schools and renovation of 14 other. Expansion of one university campus



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Results Highlights Panama

||Panama –Results Highlights 2017 2016 % var 4Q17 4Q16 % var Despite the decline in volumes of Net Sales 266 256 4% 54 57 -4% our three core products in 4Q17, Financial they increased during the year, Summary Op. EBITDA 108 116 -7% 21 26 -18% US$ Million vs. those of the same periods in 2016 as % net sales 40.7% 45.3% (4.6pp) 38.5% 45.3% (6.8pp) During 1H17 we had a favorable 2017 vs. 2016 4Q17 vs. 4Q16 4Q17 vs. 3Q17 comparison base in Panama Cement 3% -3% -21% reflecting a low level of construction Volume activity in 1H16 Ready mix 9% -12% -21% Aggregates 13% -1% -20% The deterioration in EBITDA margin during 4Q17 vs. 4Q16 2017 vs. 2016 4Q17 vs. 4Q16 4Q17 vs. 3Q17 is mostly explained by: Cement 0% 0% 0%—Lower demand for our products Price—Lower ready-mix and aggregates prices (Local Currency) Ready mix 0% -2% -6%—Higher fuel costs Aggregates -4% -8% -3%—Higher clinker factor—Change in our limestone source 12

|| Panama –Sector Highlights Competitive dynamics in Panama could be more challenging in 2018 National cement demand expected to remain subdued in 1H18, while construction of new infrastructure projects begins Public works should be supported in the mid-term by Government accounts. Strong pipeline of projects includes:—3rd line of the subway National cement demand slowed down in recent quarters as a—4th bridge over the Canal—The Corozal port result of delays in new infrastructure projects, and high—Natural Gas plant (Isla Margarita) inventory levels of apartments and offices in Panama City 13

Results Highlights Costa Rica

||Costa Rica –Results Highlights 2017 2016 % var 4Q17 4Q16 % var Third consecutive quarter with Net Sales 149 151 -2% 35 32 10% growth in daily cement sales, Financial on a year-over-year basis Summary Op. EBITDA 53 61 -12% 13 12 9% US$ Million as % net sales 35.7% 40.1% (4.4pp) 37.2% 37.8% (0.6pp) Double digit increase in volumes 2017 vs. 2016 4Q17 vs. 4Q16 4Q17 vs. 3Q17 of our three core products, Cement 3% 17% -3% in 4Q17 versus those of 4Q16 Volume Ready mix 11% 43% -9% Aggregates 36% 65% -5% Net sales and EBITDA increased by 10% and 9%, respectively, 2017 vs. 2016 4Q17 vs. 4Q16 4Q17 vs. 3Q17 during the quarter, Cement -3% -2% 0% compared to those of 4Q16, mainly as a Price Ready mix -10% -5% -1% result of higher dispatches to the (Local Currency) Oxígeno project, and lower volumes of Aggregates -49% -43% -14% imported cement in the market 15

|| Costa Rica– Sector Highlights Demand for our products in upcoming quarters should be driven by the execution of :—Oxígeno project—Hotels and warehouses—Works in public universities—Residential developments Despite the delays in execution in 2017, we expect demand from public works to decline in 2018 Political uncertainty remains in anticipation of the second round Despite the improving demand prospects in the country, given the challenging competitive dynamics we expect in 2H18, we remain of the presidential elections cautiously optimistic regarding our Costa Rica operations 16

Results Highlights Rest of CLH

||Rest of CLH –Results Highlights 2017 2016 % var 4Q17 4Q16 % var New historic record in net sales Net Sales 286 263 8% 70 66 6% and EBITDA in 2017 Financial Summary Op. EBITDA 85 84 0% 19 20 -2% Our cement volumes grew for US$ Million as % net sales 29.7% 32.0% (2.3pp) 27.4% 29.7% (2.3pp) 10th consecutive quarter in 4Q17 on a year-over-year basis 2017 vs. 2016 4Q17 vs. 4Q16 4Q17 vs. 3Q17 Cement 9% 6% 3% Our ready-mix and aggregates Volume Ready mix 45% 103% 73% volumes more than doubled in 4Q17, versus 4Q16 levels Aggregates 101% 234% 222% EBITDA Margin declined 2.3pp 2017 vs. 2016 4Q17 vs. 4Q16 4Q17 vs. 3Q17 in 4Q17 vs.4Q16, mostly explained by: Cement 0% 2% 2%—Product-mix effect reflecting higher Price ready-mix and aggregates volumes Ready mix -10% -12% -8%—Lower ready-mix prices in Nicaragua (Local Currency)—Higher cement volumes in El Salvador Aggregates -12% -21% -18% and Brazil 18

||Rest of CLH –Nicaragua highlights Our cement volumes increased for fifth consecutive year in 2017 Our ready-mix and aggregates volumes more than doubled during 2017, on a year-over-year basis The growth rate of national cement consumption could slow down this year, since construction works for new residential projects continue to decline We expect infrastructure works to continue to drive demand for Our cautious view of Nicaragua remains given the vulnerabilities of our products in 2018 the country’s external accounts    19

||Rest of CLH –Guatemala highlights In 2017 we were able to maintain our EBITDA level despite lower volumes of our three core products, on a year-over-year basis Residential, and industrial and commercial works continue to drive cement demand, whereas consumption from public works remains dull We strengthened our market position among small retailers, after demand from mining projects started to decline in 3Q17 20

FREE CASH FLOW 4 Q 1 7 R e s u l t s

||Free Cash Flow US$ Million 2017 2016 % var 4Q17 4Q16 % var Free cash flow after strategic Operating Op. EBITDA EBITDA 310 424 -27% 72 84 -15% Capex decreased to US$45 M in 2017—Net Financial Expense 63 64 17 15—Maintenance Capex 51 56 15 24—Change in Working Cap 17 -38 23 -21 The negative effect from the EBITDA variation was partially —Taxes Paid 100 100 17 15 offset by:—Lower strategic Capex—Other Cash Items (net) 4 5 0 -5—Lower maintenance Capex Free Cash Flow—Sales of idle and non-core fixed assets Free Cash Flow 75 237 -69% 0 56 -100% After Maintenance Capex—Strategic Capex 30 140 0 32 1 Net debt was reduced Free Cash Flow 45 97 -53% 0 24 -100% during 2017 to US$882 M (1) In connection with the penalty imposed by the Colombian Superintendence of Industry and Commerce, an accounting provision was created in December 2017, affecting our Controlling Interest Net Income in 4Q17. The cash outflow for this matter took place on January 5, 2018, when the fine was paid. For purposes of the table above, the expense and the account payable 22 are presented net.

GUIDANCE 4 Q 1 7 R e s u l t s

||2018 Guidance Volume YoY% Consolidated volumes in 2018 Cement Ready—Mix Aggregates expected to: Colombia 0% 1% 0%—Remain flat in cement—Grow by 2% in ready-mix and aggregates Cement Ready—Mix Aggregates Panama Maintenance and Strategic 1% 7% 8% Capex in 2018 are expected to be about US$50 M and US$5 M, respectively Cement Ready—Mix Aggregates Costa Rica 3% (2%) 12% Consolidated Cash taxes are expected to be at US$75 M 24

||Consolidated debt maturity profile US $927 Million 585 Total debt as of December 31, 2017 2.8x Net Debt/EBITDA US$ Million as of December 31, 2017 342 2018 2023 25

RESULTS 4Q17 F e b r u a r y 8 , 2 0 1 8